November 27, 2017

By EDGAR

Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Dogness (International) Corporation
Registration Statement on Form F-1
File No.: 333-220547

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as placement agent of the proposed issuer, hereby joins the request of Dogness (International) Corporation that the effective date of the above-referenced Registration Statement on Form F-1 be declared effective at 5:00 p.m. (Eastern Standard Time) on Wednesday, November 29, 2017, or as soon as practicable thereafter.

Sincerely,
Spartan Securities Group, Ltd.

/s/ David Lopez
Name: David Lopez
Title: CCO
Date: November 27, 2017